UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 8)*


                                 TAYLOR DEVICES, INC.
          _________________________________________________________________
                                   (Name of Issuer)


                      Shares of Common Stock  - $.025 Par Value
          _________________________________________________________________
                            (Title of Class of Securities


                                     877163-10-5
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    March 4, 1998
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.


          *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 8

          CUSIP NO. 877163-10-5

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               The Cameron Baird Foundation

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       270,400
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              270,400

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               270,400

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.815%

          14.  TYPE OF REPORTING PERSON*

               00
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 8

          CUSIP NO. 877163-10-5

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Jane D. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       61,500
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              61,500

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               61,500

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.232%

          14.  TYPE OF REPORTING PERSON*

               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 8

          INTRODUCTION

               The acquisiton of 426,400 shares ("Shares") of common stock of the Issuer was reported by the Reporting Persons in Schedule 13D, which was filed with the Securities and Exchange Commission on December 31, 1996, as amended by Schedule 13D Amendment No. 1, which was filed with the Securities and Exchange Commission on March 7, 1997, as amended by Schedule 13D Amendment No. 2, which was filed with the Securities and Exchange Commission on April 10, 1997, as amended by Schedule 13D Amendment No. 3, which was filed with the Securities and Exchange Commission on May 23, 1997, as amended by Schedule 13D Amendment No. 4, which was filed with the Securities and Exchange Commission on September 26, 1997, as amended by Schedule 13D Amendment No. 5, which was filed with the Securities and Exchange Commission on November 6, 1997, as amended by Schedule 13D Amendment No. 6, which was filed with the Securities and Exchange Commission on December 5, 1997, as amended by Schedule 13D Amendment No. 7, which was filed with the Securities and Exchange Commission on January 9, 1998 ("Amendment No. 7"). Since the filing of Amendment No. 7, there have been additional purchases of Shares by two of the Reporting Persons (The Cameron Baird Foundation and Jane D. Baird). The number of Shares now held by the Reporting Persons is 466,400 Shares.

               The Cover pages for The Cameron Baird Foundation and Jane D. Baird are hereby amended to read as shown in this Amendment No.
          8. Items 3 and 5 are hereby amended as shown in this Amendment No. 8. All other Cover pages and Items remain unchanged, and are incorporated herein by reference.

                    NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE REPORTING PERSONS SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES,
                    (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          Item 3 is hereby amended to add the following:

          The amounts of funds paid for the Shares by The Cameron Baird Foundation and Jane D. Baird are $131,312 and $41,875 respectively (which includes only the amounts of funds paid since the filing of Amendment No. 7). These amounts do not include brokerage commissions.


         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to read as follows:

         (a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 466,400 Shares:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of         Shares        Security (1)

          Aries Hill Corp.                  48,500               1.761%

          Brent D. Baird                    23,000 (2)            .835%

          Bridget B. Baird,                 10,000                .363%
          as Successor Trustee (3)

          The Cameron Baird                270,400               9.815%
          Foundation

          Jane D. Baird                     61,500               2.232%

          Anne S. Baird                      5,000                .182%

          David M. Stark, as
          Successor Trustee (4)              3,000                .109%

          Bridget B. Baird,
          individually                      10,000                .363%

          Bridget B. Baird, as
          Custodian for Alexis B.
          Baird (5)                          5,000                .182%

          Bridget B. Baird, as               5,000                .182%
          Custodian for Cameron B.
          Blevins (5)

          Brian D. Baird, as
          successor trustee (6)             25,000                .907%
                                            ______                _____
                                 TOTAL     466,400              16.931%

             (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 2,754,700 Shares (as reported in the Issuer's Form 10-Q for the quarter ending November 30, 1997).

             (2) 13,000 Shares are held by Brent D. Baird and 10,000 Shares are held in Trubee, Collins & Co.'s pension plan for the benefit of Brent D. Baird.

             (3) Jane D. Baird is the income beneficiary and the issue of Jane D. Baird are the remainder beneficiaries under a trust agreement dated
                  12/23/38.

             (4) Anne S. Baird and the issue of Anne S. Baird are the beneficiaries of this trust established under the Will of Margaret deMorini.

             (5) Alexis B. Baird and Cameron B. Blevins are minor children of Bridget B. Baird.

             (6) Jane D. Baird is the income beneficiary and the issue of Jane D. Baird are the remainder beneficiaries under a trust agreement dated
                  7/31/22.

          (b) For each persons named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following purchases of the Shares were effected during the past sixty days:

                                                   Price/Share
                                                   (in Dollars
                                                   Commissions
          Purchase In The              Number of   not             Transaction
              Name Of        Date      Shares      included)      Made Through

          The Cameron      1/20/98      2,000       4 1/2       Fahnestock & Co
          Baird            2/2/98       5,000       4 3/16      Fahnestock & Co
          Foundation       2/5/98       1,500       4 1/8       Fahnestock & Co
                           2/17/98      3,000       4 3/8       Fahnestock & Co
                           2/23/98      2,000       4 5/16      Fahnestock & Co
                           3/4/98       3,000       4 7/16      Fahnestock & Co
                           3/5/98       5,000       4 7/16      Fahnestock & Co
                           3/9/98       5,000       4 7/16      Fahnestock & Co

          Jane D. Baird    1/28/98      7,500       4 3/16      Fahnestock & Co
                           1/29/98      2,500       4 3/16      Fahnestock & Co


          (d) Not applicable

          (e) Not applicable

                                      SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED this 12th day of March, 1998.


          THE CAMERON BAIRD FOUNDATION

          By:  s/Brian D. Baird
               Brian D. Baird, Trustee


          JANE D. BAIRD

          By:  s/Brian D. Baird
               Brian D. Baird, Attorney